Exhibit 99.1

Creand Crèdit Andorrà Selects NICE Actimize to Modernize and Expand its
Global Anti-Money Laundering Strategy

By leveraging NICE Actimize’s advanced AI and machine learning capabilities, Creand
Crèdit Andorrà protects its network of institutions from reputational risk

Hoboken, N.J., December 2, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been chosen by Creand Crèdit Andorrà to upgrade and modernize its anti-money laundering (AML) solutions strategy by integrating an advanced suite of NICE Actimize’s financial crime solutions into its operations to address the world’s AML regulations more effectively. Creand Crèdit Andorra’s holdings include financial institutions in Andorrà, Luxembourg, Spain, Panama, and the United States.

Among NICE Actimize’s industry-leading AML offerings, Creand Crèdit Andorrà chose its Suspicious Activity Monitoring (SAM), Customer Due Diligence (CDD-X) and Watchlist Screening (WL-X) solutions highlighting its deep industry experience and continued investment and commitment to AML technologies, including intelligent automation, network analytics, machine learning capabilities and a robust case management component.

“NICE Actimize continues to invest in its successful six-year relationship with Creand Credit Andorra and its network of financial services organizations,” said Craig Costigan, CEO, NICE Actimize. “As regulators further tighten rules around customer onboarding, NICE Actimize is committed to leveraging its experience in advanced analytics and transaction monitoring solutions. Our objective is to improve the efficiency of AML teams by reducing human effort and error and supporting regulators’ requirements to detect and report financial crime.”

“NICE Actimize established the foundation for our current anti-money laundering and financial crime platform, and we are pleased to take this success to the next level with its advanced portfolio of financial crime solutions,” said Marta Isern, Chief Compliance Officer, Creand Crèdit Andorrà. “Andorrà attracts investors from around the world, making it critical to have a sophisticated approach that both evaluates customer onboarding and monitors transactions effectively. NICE Actimize offers us a solid direction to help our institutions adapt with ongoing market fluctuations.”

NICE Actimize’s Suspicious Activity Monitoring (SAM) ensures rapid detection of potentially illicit transactions, using advanced machine learning algorithms provide utmost precision. This system enhances an institution’s ability to spot and manage risk, to manage regulatory requirements and maintain the trust of customers. NICE Actimize’s CDD-X provides a risk-based approach and enhances customer life cycle risk management (CLRM) with event-driven risk monitoring, leveraging AI and machine learning.

NICE Actimize’s  WL-X is its next-generation Watch List (WL-X) screening solution which leverages the power of artificial intelligence for superior data management, advanced screening capabilities and frictionless customer onboarding. WL-X features real-time and on-demand screening for parties and payments that leverages AI capabilities to match and screen against global sanctions, politically-exposed persons (PEPs), adverse media and other lists.

To download the NICE Actimize white paper “Changing the Rules: The Evolution of Transaction Monitoring”, please click here. To read “CDD Onboarding: Modernize to Mitigate Risk”, please click here.

About Creand
Creand is the leading financial group in the Principality of Andorra offering private banking, retail banking, asset management services and insurance, which is reinforced with a presence in the financial markets of Spain, Luxembourg, the United States (Miami) and Panama.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.